June 28, 2012
QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-15-12

QUATERRA SHAREHOLDERS APPROVE AGM RESOLUTIONS

VANCOUVER, B.C.—Quaterra Resources Inc. today announced that all resolutions were passed by the requisite majority at the Company’s Annual General Meeting held in Vancouver, British Columbia on June 28, 2012.

Election of directors
The following incumbent directors were re-elected: Thomas C. Patton, Tracy Stevenson, Robert Gayton, LeRoy Wilkes, Anthony Walsh, Lawrence Page, Q.C., and John Kerr. Todd Hilditch was also elected as a Director. Eugene Spiering did not stand for re-election. With the exception of Thomas C. Patton and Lawrence Page Q.C., the Company’s directors are independent.

Mr. Hilditch is President, CEO and a director of Terraco Gold Corp., a TSXV-listed gold exploration company focused in the western United States. He is a Director of Sama Resources Inc., a TSXV-listed base metals company focused in West Africa, and was its President and CEO until 2010. Until 2010, Mr. Hilditch was President, CEO and a director of Salares Lithium Inc., which was acquired by Australia-based Talison Lithium Limited, the world’s largest lithium producer and a TSE-listed company. He is also a director of Bryant Resources Inc. Mr. Hilditch is the President and owner of Rock Management Consulting Ltd., a private mining management services and consulting company. Over the past 18 years, Mr. Hilditch has been responsible for significant capital raising, negotiating, acquiring and the directing of all other aspects of managing a public company. He holds a Bachelor of Science—Management degree (finance concentration) from Rensselaer Polytechnic Institute in New York State.

The Company would also like to acknowledge the contribution made by Mr. Spiering as a director and thank him for his service. Mr. Spiering stepped down for re-election as a director but continues as VP Exploration of Quaterra.

Other AGM results
Smythe, Ratcliffe, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors. The Company’s 2012 Stock Option Plan was approved and the number of stock options to be granted under the 2012 Plan is a rolling 10% of the number of outstanding issued common shares of the Company, from time to time, less the number of outstanding stock options.

The Company’s report of voting results will be filed on SEDAR at www.sedar.com and on the Company’s website.

Stock options
The Company also announces that pursuant to the Company’s stock option plan, option agreements were entered into with directors, officers, employees and consultants granting the right to purchase an aggregate of 3,595,000 shares at an exercise price of $0.45 per share for a five year period.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.